Filed by Grubb & Ellis Company
Pursuant to Rule 425
Under the Securities Act of 1933
Commission File Number: 001-08122

Grubb & Ellis Co.	GBE	Q4 2007 Earnings Call	Aug. 16, 2007
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  MANAGEMENT DISCUSSION SECTION
Operator: Good day ladies and gentlemen and welcome to the Grubb & Ellis Fiscal 2007 Fourth Quarter Earnings Call. My name is Carissa and I will be your coordinator for today. At this time all participants are in a listen-only mode. We will facilitate a question-and-answer session towards the end of today’s conference. [Operator Instructions]. I would now like to turn the presentation over to your host for today’s conference Mr. Rich Pehlke, Executive Vice President and Chief Financial Officer. Please proceed, sir.
Richard W. Pehlke, Executive Vice President and Chief Financial Officer
Thank you and good morning everyone and welcome to the Grubb & Ellis fiscal 2007 fourth quarter conference call. Thanks for joining us today. My name is Rich Pehlke, Executive Vice President and Chief Financial Officer.
This morning we issued our press release, announcing our fiscal 2007 fourth quarter and full year results. This release is posted on our website at www.grubb-ellis.com. This call is being webcast live and will be archived and available for replay. The replay maybe accessed from the Investor Relations section of our website. In just a moment we will provide commentary on our results and then we will open up for the call for the Q&A.
First, I would like to remind you that the comments made during this call may include certain forward-looking statements, including statements regarding the company’s pending transaction with NNN Realty Advisors. Actual results and the timing of certain events could differ materially from forward-looking information discussed on this call. Factors that may cause such results to differ are set forth in the morning’s press release and the company’s filings with the Securities and Exchange Commission. In addition, we may make certain statements during the course of this presentation which include references to non-GAAP financial measures as defined by the SEC regulations. As required by these regulations, we have provided reconciliation of these measures to what we believe are the most directly comparable GAAP measures in our earnings release.
With that, I will turn the call over to my colleague Mark Rose, our Chief Executive Officer.
Mark E. Rose, Chief Executive Officer
Thank you, Rich. Good morning everyone, and thank you for joining us for our review of our fiscal 2007 fourth quarter and full year results. Rich will be discussing our financial performance in detail later in the call. But first I would like to recap our results, like to take you through a review of the overall market conditions and examine the progress related to our strategic growth initiatives, including our proposed merger with NNN Realty Advisors.
To start off, both of our — both our Transaction Services and Management Services segments reported strong operating profits and improvements in the fiscal fourth quarter. Fourth quarter revenue totaled $135.3 million, which was a 13.1% increase compared with the fourth quarter a year ago. For the fiscal 2007, revenue was 513.3 million, a 4.7% increase over the fiscal 2006 revenue. Our performance underscores the substantial progress that we have achieved executing the objectives outlined in our five year growth strategy.
In the fourth quarter in particular, we saw a revenue ramp up as a result of the recent investment decisions we have made. To start with market conditions, as we are all aware the turbulence in the markets in recent weeks has made daily headlines. Yet economic fundamentals look solid and real estate service fundamentals are strong. That said, concerns about the debt market could affect

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Grubb & Ellis Co.	GBE	Q4 2007 Earnings Call	Aug. 16, 2007
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investor demand for real estate in the form of credit availability and volatility cap rates over the near term. Especially, for assets in markets consider to have a higher level of risk.
We always monitor cap rates and interest rates as they are key indicators that signal transaction velocity. And as a reminder, for a service company like Grubb & Ellis, velocity is a more accurate indicator of performance than real estate asset pricing. The underlying drivers remain positive. As evidenced by the office market second quarter performance, U.S. office vacancy rate was 13% at June 30th, that was down 30 basis points from prior quarter and a 110 basis points from the year ago quarter.
A review of the 53 markets tracked by the Grubb & Ellis research showed 35 markets posted vacancy declines in the second calendar quarter and that is up from 21 in the first quarter which is a sign that tenant demand has and continues to strengthen. Average asking rents across the U.S. rose an impressive 12% for Class A space and 8% for Class B space over the past four quarters. By comparison at mid-year calendar 2006, rates over the prior four quarter have increased by 5.8% for Class A space and 4.7% for Class B space. Net absorption across the country in the second calendar quarter totaled 21.2 million square feet, the strongest performance since the fourth quarter of 2005.
Year-to-date, New York continues to show substantial strength with tenants absorbing 6.3 million square feet. In addition, markets like Huston, Washington DC, Denver and Chicago are performing very well. There will always be markets that are currently performing less than the top performance and those will include places like Cleveland, Detroit, South Florida and some weakness in Orange County due to the give back up space by sub-prime lenders and a good deal of new construction. Space under construction ended the quarter at 77.2 million square feet, higher than the previous quarter, but well below the prior cyclical peak of 124.9 million square feet reported in the third quarter of 2000. Metropolitan Washington DC led all markets with 9.4 million square feet of construction in the pipeline.
Our forecast to the office market remains positive. We expect office vacancy rates to continue to fall further over the next few quarters, rental rates to continue to rise, and uncertainty in the credit markets to have the positive impact of slowing construction pipeline keeping a floor under office expansion. The industrial market also rebounded significantly in the second calendar quarter. Net absorption totaled 44.9 million square feet, outpacing new space coming on to the market by nearly 13 million square feet. This trend pushed the national vacancy rate down 10 basis points to 7.6%. We expect demand for distribution space to remain robust for the foreseeable future, particularly in a global economy, particularly around seaports, airports and intermodal transportation hubs. Our investor demand for commercial real estate also remained strong through the first half.
The large portfolio sales and re-privatizations during the first half of 2007 caused sales volume for the core property types to surge 80% to more than $230 billion. But that’s at least at Grubb & Ellis. Well, the overall strength of the real estate market coupled with the performance gains produced from investments made in our offices and personnel over the past two years, contributed to the strong fiscal fourth quarter top-line growth of our transaction services business. Our New York, Washington DC, Chicago and Atlanta offices, the markets which we have been talking to about in which are heavily investing and is part of our growth strategy, performed particularly well during the quarter. Each office posted double digit year-over-year revenue gains.
In addition, many of the offices in which Grubb & Ellis has historically been a market leader also showed positive revenue momentum. We have reached an inflection point and we are enjoying notable gains from our investments. At the same time, we are just in year two of our five year plan. We are on plan and that s important to know, we are on plan and starting to leverage the platform financially. We are proud of our progress to date and the pace of change within Grubb & Ellis and we are excited about our outlook going forward.

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Grubb & Ellis Co.	GBE	Q4 2007 Earnings Call	Aug. 16, 2007
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I would like to quickly review the progress achieved in executing the strategic initiatives outlined in Grubb & Ellis five year plan. Our progress to date will serve us an important foundation for Grubb & Ellis growth especially in light of our pending combination with NNN Realty Advisors. I will address the proposed merger a little later in the call. But thanks to the dedication and the commitment of our people, the organization remains extremely focused on the strategic objectives outlined in our five year growth strategy. As a reminder, those are objectives that are to raise client service to a new level by delivering innovative integrated solutions, expand our presence, enhance our service offerings and build a sustainable global platform. I would like to now review some of the evidence of that progress.
One of our most notable achievements relates to Grubb & Ellis Realty Advisors which is positioned to move forward. This objective was realized as a result of ongoing contributions made by employees throughout our organization over the past 12 months. We leveraged our network of more than 1600 brokers in 115 offices. In the end we identified and ultimately repurchased through a warehousing strategy three commercial real estate assets that we believe fit Realty Advisors investment criteria. This criteria is to identify underperforming assets in secondary, tertiary and suburban markets that can be repositioned and sold using the Grubb & Ellis network.
Our stated investment objective is 18 to 20% internal rates of return. That’s what we are seeing. That’s what we are executing on. In June we announced a definitive agreement with Grubb & Ellis Realty Advisors to sell the properties to Realty Advisors on a cost neutral basis. Realty Advisors has filed a preliminary proxy statement with the Securities and Exchange Commission and it is expected that stockholders will be asked to approve the business combination this fall.
Grubb & Ellis is currently a key shareholder of Realty Advisors and if the business combination is approved we believe that Grubb & Ellis will further benefit from the future transaction and management fees earned through our relationship going forward.
During the fiscal 2007 the momentum throughout our organization combined with the excitement of our people to truly differentiate Grubb & Ellis from its peers, allowed us to continue our aggressive recruiting efforts. At June 30th 2007, we had 931 brokers, up from 909 brokers at March 31st.
There are two important points that I would like to make about our broker head count. First, we added 22 net brokers during a time period of pending change at Grubb & Ellis. Other companies in our industry that have made similar announcements have had just the opposite experience. We continue to add top talent and we believe that the proposed merger with NNN Realty Advisors will help that momentum to continue.
The second point is something we mention each quarter, adding the right talent and driving productivity is more important than just increasing head count. We enter fiscal 2008 with a dramatically different brokerage force than we had just a year ago. This is a significant accomplishment and speaks to our success in attracting top producers whose personality and skills are consistent with our culture and share our client-first philosophy.
During fiscal 2007 we attracted 199 professionals and transitioned 174 brokers out of the organization. As we have mentioned in previous calls, the number continues. 81% of those departing brokers of the 174 were lower tier performers generating less than $200,000 in annual commissions. Grubb & Ellis focus on high performance and client service also made an impact during the year. Our management services business ended fiscal 2007 with $178 million square feet of property under management, an increase of $20 million square feet at the year-end fiscal 2006.
The gain is impressive given that reciprocal and of a strong investment sales market is that investment sales properties change hands or known as churn which results in both opportunities for winning new property management assignments but involves the risk of loss. Even more
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Grubb & Ellis Co.	GBE	Q4 2007 Earnings Call	Aug. 16, 2007
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noteworthy is the fact that 60% of our new assignments originated from existing Grubb & Ellis clients or referrals within the organization would suggest a high level of customer satisfaction.
We also continue to grow our multi-service client relationship which has been a key focus of our five year strategic plan. During the year we added prestigious clients like Hallmark Cards, Smurfit-Stone Container Corporation and Masco to our growing list of multi-service relationships. In the fourth quarter, Microsoft renewed its facility management contact with Grubb & Ellis awarding us a four year contract extension and expanding our scope of work to include business services and lab facility services. We also won another long-term renewal with the leading communication service provider.
In total, Grubb & Ellis now oversees 33 multi-service client corporate relationships. In a relatively short amount of time, we have accomplished much of what we have set out to do, and that includes upgrading the quality of brokerage sales force, increasing our presence in key markets, enhancing our product and service offerings with the creation of project and investment management businesses and the addition of the national leaders to expand our specialty groups. And we have added significant corporate account business. The foundation for continued growth and success is in place, and we continue to focus on the goals we have outlined in our five year plan.
As you know on May 22nd Grubb & Ellis and NNN Realty Advisors entered into a definitive merger agreement to create a diversified real estate services company providing a complete range of transaction, management and consulting services and possessing a strong platform for continued growth. The company will retain the Grubb & Ellis name. And pursuant to the merger agreement, the merger will be effected through the issuance of 0.88 shares of Grubb & Ellis common stock for each share of NNN Realty Advisors common stock outstanding. The transaction is expected to close in the early fourth quarter of 2007, subject to approval by stockholders of both companies and other customary closing conditions of transactions of this type.
Upon closing, Grubb & Ellis is expected to begin paying an annual dividend of $0.41 per share. I believe that the combination will serve all of our constituencies well and in the years to come. The merger has the support of both our Chairman, Michael Kojaian who will continue to be the company’s single largest stockholder following the close of the transaction, Anthony Thompson, NNN Realty Advisor s Chairman and largest stockholder.
For our stockholders we believe that the merger increases the likelihood that the value of their investment will increase in both short term and over the long term by creating what we believe will be a larger more profitable company. Additionally we will have a much stronger financial platform in which to execute our growth strategy including possible future acquisitions. Our clients will also benefit.
First and foremost, we are combining with a leading company that shares our passion for client service. As a part of a larger organization we will have more resources that will allow for enhanced service through broader range of product and service offering enabling us to better compete within the industry.
For our employees this combination is extremely positive. Unlike many of the mergers in our industry of late we are combining two very complementary businesses which in it of itself creates myriad synergies and cross-selling opportunities. The combined company will provide more resources and additional expertise from which to better serve clients.
Our people will also have the greater opportunities professionally in what will be a much larger and more diversified organization. We believe in the story.
With that, I would like to ask Rich to review our financial results.
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Grubb & Ellis Co.	GBE	Q4 2007 Earnings Call	Aug. 16, 2007
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Richard W. Pehlke, Executive Vice President and Chief Financial Officer
Thanks Mark. We are very pleased with our performance over the final three months of fiscal 2007. Strong revenue growth combined with our focus and expense control translated into improved profitability. As Mark mentioned earlier, we reported revenue for the fourth fiscal quarter of a 135.3 million, up 13.1% from the revenue of a 119.6 million in the prior year period. This translated into fiscal fourth quarter net income of 1.0 million or $0.04 per diluted share compared with net income of 0.5 million or a loss of $0.05 per dilute share last year.
The 2007 fourth quarter results include charges of 2.3 million pre-tax or 1.4 million net of tax primarily related to the company’s proposed merger with NNN Realty Advisors. When normalized for these one-time expenses, EPS was 2.5 — net income was 2.5 million and EPS was $0.09 per diluting share.
For the full fiscal year revenue was 513.3 million, up 4.7% from 490.1 million in the year ago period. For fiscal 2007, the company reported a net loss to common stockholders of 102.2 million, or $4 per diluted share, compared with net income of 4.9 million or $0.40 per diluted share last year. The loss includes the GAAP treatment of the exchange of the company’s preferred shares for common stock in conjunction with the 10 million share of public equity offering that closed in July 2006 again, from the company’s sale of marketable securities in the second quarter of fiscal 2007 and the previously mentioned merger-related costs.
Excluding the 105.3 million charge to earnings attributable to the preferred stock exchange of which 95.2 million was non-cash, the 2.3 million gains from the sale of securities and the 1.4 million after tax of merger-related costs, the company would have reported fiscal 2007 net income of 2.2 million or $0.08 per diluted share. EBITDA for the three months ended June 30th was 5.1 million versus 5.5 million in the prior year. Again, these numbers include the 2.3 million in non-recurring costs I mentioned earlier. Excluding the merger costs, EBITDA for the quarter grew 34%.
Recently, turning to the operations, we saw an excellent revenue growth in the quarter from Transaction Services 16.3% and for the full year of 4.5%. There were a number of positive trends. We continue to see ramp up from new recruits exceeding our expectations. Our investments are paying off, particularly in offices where we have invested heavily including, New York, Atlanta, Chicago and Washington DC, all of which are experiencing growth and gaining momentum.
On the Management Services side, we saw a revenue growth 8.5% for the quarter and 5% for the full year. When we take it net of reimbursable expenses, the revenue gains were even stronger at 13.3% for the quarter and 8.6% for the year. And this reflects the 12.6% increase in the square footage under management versus the year ago period.
Our gross margin for the quarter was 27%, 0.4% down from a year ago period. For the year gross margin increased 25.6% versus 25.2% in the year ago period. A slight decline in the Q4 was largely attributable to the increased investments we have made in our Client Services group as we continue to see a ramp up in revenue against the investments we have made in that area. We would expect that over time we will see much more significant contribution in revenue from that business. We also saw an increase in participation in the quarter, as we did see a higher number of transactions come from our higher producing brokers and from offices where we have higher participations splits.
Let me now turn to the indirect costs and expenses where we are very pleased with the trends we saw in the quarter. Salaries and wages grew 9.6% for the quarter and 10.6% for the year. Virtually, all of the increases year over year for both periods are in the areas of Transaction Services and Management Services where we are investing to support the continued revenue growth. We are adding the appropriate level of management and support management associated with the revenue growth we are anticipating, and we are pleased with the current trends in the growth in that
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Grubb & Ellis Co.	GBE	Q4 2007 Earnings Call	Aug. 16, 2007
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investment. Virtually, all of the other areas of our business in the indirect portion experienced slight to minimal gains in this category. It also includes 600,000 for the fourth quarter and approximately 2 million for the year in non-cash stock-related compensation costs.
Looking at SG&A, for the year and this is where I am very pleased for the quarter. We grew 3.9% and for the year 8.6%. Virtually, all of our increases are coming in the areas such as selling expense and rent, which can be directly associated with the increased investment we have made in our business. All of our other major categories and expense are well under control and showing very positive trends in year-over-year comparisons, as well as quarter-to-quarter comparisons.
Our depreciation and amortization was down slightly year over year for the quarter, reflecting the very minimal capital expenditures in the current quarter as most of that we continue to have minimal investment in our capital infrastructure and a slight increase year over year largely due to the amortization of our professional services contracts associated with the increased hiring we had over the last twelve months.
Turning now to our balance sheet, we also saw excellent progress in the quarter. We finished at 10.1 million of cash and cash equivalents on the balance sheet, and I will call your attention to two key numbers on our balance sheet, our real estate held for sale which was 171.3 million. This number represents the value including the funded reserves of the three properties we are currently warehousing for possible sale to Grubb & Ellis Realty Advisors. There is an outstanding short-term liability of 169.9 million which includes the mortgages on the properties as well as the borrowings from our credit facility to fund the equity investment Grubb & Ellis has in Realty Advisors. Our balance sheet has improved as I mentioned. Absent the investments in Realty Advisors, we would not have any borrowings on our credit facility.
We currently — even with the borrowings for the equity investment, we currently have 34.5 million of capacity available and more than ample for our needs. We are pleased that the Grubb & Ellis investment strategies are beginning to take hold. Trends we are seeing are extremely positive and we believe that we will continue to see more improvement over the future quarters. We also believe that the cross-selling opportunities and the synergies that will result following our combination with NNN Realty Advisors will have an immediate positive financial impact on Grubb & Ellis. We are currently moving forward with the necessary filings related to the merger and are on track with an expectation of seeking the requisite stockholder approval in the fourth quarter. You may have seen that earlier today NNN Realty Advisors also announced results for the quarter ended June 30th.
Simply, combining our results together with NNN for the quarter ended June 30, we would have combined revenue of approximately $179 million, combined EBITDA excluding one-time expenses of approximately 26 million and combined cash and cash equivalents in excess of $96 million, which includes the deposit for the merger. We believe that these results demonstrate the financial strength that we see in the proposed merger of these two companies. It is important to note that these results are absent any revenue and cost synergies which we do anticipate post merger. We also believe this begins to demonstrate to our shareholders the value creation opportunity, we believe exists post merger.
Now, I will turn the call back to Mark for concluding comments.
Mark E. Rose, Chief Executive Officer
Thank you, Rich. The story continues to be exciting for our people, for our clients and for our stockholders. Before we go to our Q&A, I would like to thank everyone within the Grubb & Ellis organization which contributed to our success to date. It is their efforts and passion for being the best that have brought us to this exciting point in our history.

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Grubb & Ellis Co.	GBE	Q4 2007 Earnings Call	Aug. 16, 2007
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With that, that concludes our prepared remarks. At this point, I would like to open up the call to your questions. So, Carissa, if we can open this up, we would like to answer any and all questions.

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Grubb & Ellis Co.	GBE	Q4 2007 Earnings Call	Aug. 16, 2007
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  QUESTION AND ANSWER SECTION
Operator: [Operator Instructions]. And your first question comes from the line of Jennifer Pinnick of Morgan Stanley. Please proceed.
<Q – Jennifer Pinnick>: Good morning.
<A – Mark Rose>: Good morning, Jennifer.
<A – Richard Pehlke>: Good morning.
<Q – Jennifer Pinnick>: Maybe you could tell us a little bit about some of the market conditions. Can you compare the performance of the suburban markets with the central business district markets focusing on cap rate, valuations and transaction volumes?
<A – Mark Rose>: Jennifer, we continue to see deals transacting in both places. I think your question is to the investment side of the business, I will talk about the leasing side as well. But the investment side of the business where there obviously are daily updates on the debt side of the market, there is still significant equity in the marketplace and there is new equity that’s coming in believing the market conditions are such that they may be able to come in and then for folks who have been sitting on the sidelines.
We have pulled our organization in field [ph] as late as a couple of days ago. They continue to see the velocity moving questions relating and they’re anecdotal as to debt but that sort of changes every day so we don’t have a crystal ball. The suburban market deals are getting done. We are also being told large institutional investments deals are getting done. And particularly the fundamentals of the marketplace where we see continued corporate profits and job growth people still need to sit in office space. And so those fundamentals combined with replacement cost which again continues to be very positive for the real estate services industry, we are seeing activity.
And the other part of your question with cap rates, if there is pricing on deals that for the highly levered buyer cap rates are probably changing 25 or 50 basis points but again more anecdotal and the crystal ball has — probably has to move out a little further from here to see if that is going to be a change or is there kind of current re-trading given debt market conditions. So, in summary solid fundamentals, equity is alive and well, the moderately levered buyer or the cash buyer still moving along, the highly levered buyer probably is re-pricing. But we are cautiously optimistic that as more and more information is getting out there that the debt markets will get back into equilibrium.
<Q – Jennifer Pinnick>: Sure. Now has somebody’s disruptions in the market changed your outlook availability or pricing of new hires or a potential acquisition?
<A – Mark Rose>: Well I think two things here Jennifer. One, no short-term impact on the market would ever change our overall strategy, okay. This is a five-year plan in terms of you set out, how we are going to go about acquiring the right people and the right clients, positioning this company for growth for all including our stockholders. The benefit is if for any reason that the marketplace continues and again it is limited to the debt side and with no crystal ball. If for any reason that would slow anything down, that would probably make it even better for us because we are in a growth stage that probably makes the acquisition of people and businesses even better and allows us to execute even more effectively. But what we are looking at right now is we know who we want and how we want them that there is a culture and a skill set that has to be married as well as just grow the numbers. And we are going to execute on that plan without consideration for quarter by quarter right now.
<Q – Jennifer Pinnick>: Okay. And then one smaller financial question, the income tax rate was high in the quarter, what kind of a tax rate are you expecting going forward?

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Grubb & Ellis Co.	GBE	Q4 2007 Earnings Call	Aug. 16, 2007
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<A – Richard Pehlke>: Well as we’ve said virtually every quarter that we are not a company that has a great deal of structure that would shelter income tax. So from a standpoint of where our profits are and where they come through and unless they are in areas where we had previously had tax loss carry-forwards where we could offset them, we will come through at and in pretty high normalized corporate tax rates, so probably an overall tax rate of around 40, mid 40s.
<Q – Jennifer Pinnick>: Okay, great.
<A – Mark Rose>: Thanks Jennifer.
Operator: And your next question comes from the line of Mike Fox of J.P Morgan. Please proceed.
<A – Mark Rose>: Hey Mike.
<Q – Michael Fox>: Good morning guys. I’ve just two quick questions. Can you talk about the amount of debt that’s being utilized in some of the transactions that were closed recently?
<A – Mark Rose>: Again anecdotal evidence Mike, things are closing according to planned deals that were under contract. We are closing, where there has been any sort of re-trading the great news is that deals are still happening at best. On a couple of deals we have seen the cash component needed to go up by about 10%. But again anecdotal I think the crystal ball needs to go out a little further. So the offsets are if that [ph] slightly lower LTVs but deals are happening.
<Q – Michael Fox>: Okay. Can you give you us a reference point of where it was in, if we move up, move down 10% kind of on a — I know its difficult to maybe say an average or just?
<A – Richard Pehlke>: It’s really hard Mike, and granted that the disruption has been just in the past few weeks and it also happened in the month of August which quite frankly from just a cyclical standpoint is not a month of a good indicator because there is a lot of people who for other reasons, everything from vacation etcetera or economic activity, it just isn’t a good dollar [ph] every month. I think we will have a better indication as Mark said, if we go out a few more weeks or in the September October timeframe to see if that really changes fundamentally.
<A – Mark Rose>: Yeah, but Mike, that’s also, just to say, its going to be from the upper end of the highly leveraged buyer.
<Q – Michael Fox>: All right, okay. And then can you comment on your pipeline relative to prior year levels?
<A – Mark Rose>: Pipeline line of —
<Q – Michael Fox>: Pipeline on sales and leasing transactions.
<A – Mark Rose>: Yeah, again, anecdotally we set down with our folks, everybody’s pipeline continues. Again, if there is any disruption from the debt markets it’s being viewed as temporary for that to work through the system but the amount of equity that is out there is strong and probably stronger with others. Remember, particularly for Grubb & Ellis which has been a leader in the small cap and mid-cap area for a long time, we have cash buyers. We have moderately levered buyers. Our transactions continue to be there. The question is when affected by debt, gets affected by debt what is that due to timing but our deals are still out there and putting together buyers and sellers are still as robust as we see.
<Q – Michael Fox>: Okay. Great. Thanks a lot.

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Grubb & Ellis Co.	GBE	Q4 2007 Earnings Call	Aug. 16, 2007
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<A – Mark Rose>: Thank you.
Operator: And your next question comes from the line of Brandt Sakakeeny of Deutsche Bank. Please proceed.
<Q – Brandt Sakakeeny>: Thanks. Hi, Mark and Rich. I have a couple of questions for you. First, there was a period that you are taking any market share gains in the last quarter or do you think this is really just growing at the rate of the market?
<A – Mark Rose>: Well Brandt, I think that both are in there. The reason why we point to our multi-service accounts on the corporate side that number of 33 has more than doubled and these are clients who we have typically taken away from our peer group. So there is a combination of both adding head count and bringing in relationships both on the corporate side and on the investment side. And as we have always said not only is there an ability to lever a platform through additional revenues but there clearly is an opportunity here to continue to take market share as you know it was one of the larger safe pair of hands. This is also where we think that the merger with NNN Realty also allows us to kick that up even further having more service offerings out there and demonstrating even more capabilities, financial stability growth that that two will help us to take market share in the future.
<Q – Brandt Sakakeeny>: Great. And can you just give us a quick timeframe as to just how you think the acquisition rolls out with NNN and specifically when we might think or at least when you might disclose ‘08 guidance?
<A – Mark Rose>: Well to the first part of that plan everything is on track. The merger was announced on May 22. The companies have already engaged in integration planning. Scott and Tony, myself, other executives of the organization have been meeting. Our people have been meeting. So all the operational parts for merger we are simply getting through the regulatory process at this moment. We have filed the S-4 and obviously a way to work with the SEC in terms of any comments that they may have. But the merger is on track. Everybody is focused for an early fourth quarter closing subject to the regulatory environment.
<Q – Brandt Sakakeeny>: Okay. Great. Thank you very much.
<A – Mark Rose>: Thank you.
<A – Richard Pehlke>: Thank you.
Operator: Your next question comes from the line of Will Marks of JMP Securities. Please proceed.
<Q – William Marks>: Thank you. Hello Mark, hello Rich.
<A – Mark Rose>: Will, you’re welcome.
<Q – William Marks>: I just — most of I want to know has been answered. How much of your transaction revenue is typically from investment sales rather than leasing?
<A – Richard Pehlke>: It’s about 50-50.
<Q – William Marks>: Okay. It’s about 50-50, okay. And then just in terms of I know you’re not giving specific guidance. But was the margin improvement in line with where you projected it to be for the quarter?
<A – Richard Pehlke>: Yes, yes from an operating margin perspective it was in line with what we were expecting. As I mentioned in my comments I am extremely pleased that the trend we’re

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Grubb & Ellis Co.	GBE	Q4 2007 Earnings Call	Aug. 16, 2007
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seeing in our expense line — we have said it before and I’ll echo it again. This is a platform that can handle lot more revenue with minimal increases in costs. We will continue to invest in the right people. We will continue to invest in the right support people to support revenue initiatives though you should expect to see things like salaries and benefits to move at a lower rate than revenue, regular G&A expenses to move at inflation or slightly above. And the real key is to make sure we handle our occupancy expense because in a service-related business, that’s where — that’s always the wild card and it’s our second largest cost. Over the course of last quarter we handled those extremely well, and I think that increased the operating profitability. So our efforts are paying off.
<Q – William Marks>: Okay. And given that the growth you expect is driven by revenue improvement, can you just talk about how you are attracting employee, how you are attracting brokers? Is it higher commission split? Is it because of all the M&A activity and there is available people and maybe mention what kind of commissions that you have versus others?
<A – Mark Rose>: Sure Will, I mean the story hasn’t changed and that’s the really positive part that we have said we would do all the things that we have done and executed on that. And the growth story and the momentum for bringing people into the organization is you had a 50 year old company with one of the best brands in the industry with a tremendous footprint with 1,600 brokers, 115 offices and the organization was being repositioned for growth and to really advance the corporate client as well as the investor, bringing new, new businesses and in the marketplace, people understand that. They see that we have said what we were going to do and that we’ve executed on it, and they want to be part of something with this culture and this culture is a little more entrepreneurial than others. It gives opportunity for people to grow, gives people an opportunity to kind of rise with the growth and investment in this company.
Now with the NNN merger, this is equally if not more exciting. There are new product lines. There is more strength. There is more ability to add into the organization and quite frankly people are saying we know the company. We like what you stand for. We know that the resources are there, and you are making things happen and we want to be part of that. It is not the commission structure. As a matter of fact we have year over year now taken down the percentage of commissions paid out in terms of revenues, and as we are transitioning new brokers into the organization they are coming in comp plans [ph] that are taking that number down from here. So we are not cutting special deals. We are not buying people into this organization. We’re being very selective in terms of who we want to bring in here, what they stand for, what their skill sets are. And we do believe that there is continued opportunity in commissions as a percentage of revenue improvement and we plan on executing on that as well.
<Q –William Marks>: Okay. That’s very helpful. Thanks Mark.
Operator: [Operator Instructions]. And we have no further questions at this time. Id like to turn the call back over to Mark Rose for closing remarks.
Mark E. Rose, Chief Executive Officer
Carissa, thank you very much. Again we appreciate all of the calls. We are very excited about our results for the fiscal fourth quarter, for the NNN merger that we are all working very, very hard on, expect to be communicating with all of you as we are going through that process. And once again we thank you for participating and being on this conference call.
Operator: Thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect. Good day.

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Grubb & Ellis Co.	GBE	Q4 2007 Earnings Call	Aug. 16, 2007
Company▲	Ticker▲	Event Type▲	Date▲

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